July 24, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
Attn: Ada D. Sarmento
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration – IntelGenx Technologies Corp.
Amendment No. 1 to Registration Statement on Form S-1
(SEC File No. 333-226109)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, IntelGenx Technologies Corp. (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-226109), and permit said Registration Statement to become effective at 10:00 a.m. (Eastern Time) on July 27, 2018, or as soon thereafter as practicable.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

IntelGenx Technologies Corp.

/S/ Horst G. Zerbe

Horst G. Zerbe
President and Chief Executive Officer

cc: James Guttman, Dorsey & Whitney LLP
      Richard Raymer, Dorsey & Whitney LLP